PRESS RELEASE	EXHIBIT 99.1
FOR IMMEDIATE PUBLICATION

CZECH SUBSIDIARY OF TIW PLANS DEBT PLACEMENTS

Montréal, Canada, September 09, 2004 - Telesystem International Wireless Inc. ("TIW") announces the intention of Cesky Mobil a.s. ("Cesky Mobil"), its subsidiary in the Czech Republic, to raise up to €575 million in new long term financing to repay its existing credit facility, to finance its future capital expenditures and for general corporate purposes.

For that purpose Cesky Mobil has appointed a consortium of banks to arrange a new credit facility and place a new issuance of bonds. Underwriting commitments for a €150 million long term credit facility have already been obtained from the mandated lead arrangers. Under the terms of the planned financing, both the long term credit facility and the bonds will be senior secured obligations of Cesky Mobil. There can be no assurance that the planned financing will be completed, or if it is completed what the final terms thereof will be.

The new debt securities described herein will not be registered under the Securities Act of 1933 and will not be offered or sold in the United States absent an applicable exemption from the registration requirements of the Act.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with nearly 5.8 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Český Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca